Exhibit 3

Fourth Quarter 2020 Results Casa Bruma ? Mexico City

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as ?may,? ?assume,? ?might,? ?should,? ?could,? ?continue,? ?would,? ?can,? ?consider,? ?anticipate,? ?estimate,? ?expect,? ?envision,? ?plan,? ?believe,? ?foresee,? ?predict,? ?potential,? ?target,? ?strategy,? ?intend? or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients? businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our ?Operation Resilience? plan?s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX?s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX?s ?Operation Resilience? plan is designed based on CEMEX?s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX?s prices for CEMEX?s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries—2—

Despite enormous disruptions, management action and resilient footprint produced positive year-over-year results Net sales Operating EBITDA Operating EBITDA margin Free Cash Flow after maintenance capex +1% l-t-l -1% +3% 13,130 2,460 9.0% 959 12,970 2,378 18.1% 695 2019 2020 2019 2020 2019 2020 2019 2020 Achieved record Opex1 to Sales ratio Millions of U.S. dollars 3 1) Operating expenses excluding depreciation and distribution costs—3—

A roller coaster year with V-shaped recovery in 2nd half Cement volumes 20% YoY % change1 US 10% EUR 0% MEX -10% -20% Price LC YoY -30% CEMEX FY20 4Q20 Cement2 +1% +0% -40% MEAA Aggregates +2% +1% -50% SCAC Ready mix +2% +0% -60% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2020 1) On an average daily sales basis 4 2) Domestic gray cement —4—

while formal sector in SCA&C and Mexico has been slower to rebound Ready-mix volumes YoY % change1 30% 15% US MEAA 0% -15% CEMEX -30% EUR -45% MEX -60% -75% SCAC -90% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2020 1) On an average daily sales basis 5—5—

Advancing against our "Operation Resilience" goals

2020 progress

Goal	2020 progress
EBITDA margin of ≥20% by 2023	• 19.0% margin, an increase of 0.9pp YoY • Achieved $280 M savings target
Optimize our portfolio for growth	• France asset divestment • Urbanization Solutions EBITDA grew ~15% in 2020, representing ~6% of consolidated EBITDA • Total growth capex spent was US$225 M
≤3.0x net leverage by 2023	• Net leverage at 4.07x, a decrease of 0.10x YoY • ~US$770 M net debt decrease (including unfavorable FX of ~US$255 M)
-35% in net CO2 emissions by 2030	• ~22% reduction vs. 1990 baseline

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Reduction in clinker factor paves the way towards 2030 carbon goal 2020 vs. 2019 2021 vs. 2020 Levers for 2021 progress expected progress improvement ? Normalization of alternative fuels Net CO2 emissions supply ? Catch-up of delayed 2020 Clinker factor sustainability capex ? Sustainable clinker factor Alternative fuels usage reduction ? Hydrogen injection implemented Kiln heat consumption in all our European plants, and extending it to rest of operations Low carbon electricity 7—7—

Key messages for 4th Quarter 2020 ? 19% EBITDA growth l-t-l driven by strong momentum in all regions ? In Mexico, largest quarterly volume growth in two decades driven by strong bagged cement performance, coupled with recovery in formal sector ? In SCA&C, region in recovery mode with second consecutive quarter of double-digit EBITDA growth ? In US, highest full year EBITDA since 2007 and highest cement volumes since 2016 ? Significant margin improvement driven by ?Operation Resilience? and volumes ? EMEAA with largest annual cost savings contribution ? Strong free cash flow generation, with record working capital days ? Deleveraging and liability management continues, supported by FCF generation and capital markets access ? Continue global rollout of low carbon and net zero CO2 products ? Fourth consecutive record Net Promoter Score

Business momentum accelerates in fourth quarter Net sales Operating EBITDA Operating EBITDA Free Cash Flow after margin maintenance capex +9% l-t-l +9% +16% +9% 3,537 644 18.2% 575 3,259 526 554 17.0% 4Q19 4Q20 4Q19 4Q20 4Q19 4Q20 4Q19 4Q20 Highest Net sales and EBITDA in a fourth quarter since 2014 and 2016, respectively Millions of U.S. dollars 9—9—

With all regions contributing to EBITDA growth EBITDA variation +19% +16% 12 18 97 658 644 -23 -14 554 4Q19 Volume Price Variable costs Fixed costs 4Q20 l-t-l FX 4Q20 & freight & others Millions of U.S. dollars 10—10—

Profitability gains driven by ?Operation Resilience? th 2020 savings under ?Operation Resilience? ? In 4 quarter, ?Operation Resilience? contributed US$50 M, about ~1.4pp in EBITDA 280 margin 50 33 34 134 29 ? For full year, achieved target of US$280 M 79 ? Contributing to ~2.2pp to EBITDA margin ? Primarily driven by SG&A and operational efficiencies SG&A Low-cost Supply Energy Operational Total suppliers Chain ? EMEAA with highest savings, followed by US ? ~70% of savings are recurrent Mexico 72 EMEAA 15% ? Non-recurrent cost saves to be offset by 27% additional 2021 cost savings SCA&C 17% 21% 19% Corporate US Millions of U.S. dollars 11—11—

Regional Highlights CONCRETE HOUSE, UNITED KINGDOM

United States: Double-digit volume growth with improved logistics in 4th quarter, drove EBITDA margin 2020 vs. 4Q20 vs. 2020 4Q20 2019 4Q19 Net Sales 3,994 1,011 Volume 8% 15% Cement % var (l-t-l) 6% 8% Price (LC) 0% (2%) Operating EBITDA 747 186 Volume 1% 6% Ready mix % var (l-t-l) 19% 25% Price (LC) 1% (1%) Operating EBITDA margin 18.7% 18.4% Volume 4% 7% Aggregates pp var 2.1pp 2.5pp Price (LC) (1%) (3%) ? Double-digit volume increase in most of our key states driven by mild weather and higher activity in the residential sector ? California outperforms due to tight supply/demand dynamics ? EBITDA margin expansion due to higher volumes, improved logistics, and savings from ?Operation Resilience? ? For full year, achieved highest reported EBITDA since 2007 and highest cement volumes since 2016 Millions of U.S. dollars 13—13—

Mexico: In 4th quarter, double-digit growth in cement volumes and higher prices led to EBITDA margin expansion 2020 vs. 4Q20 vs. 2020 4Q20 2019 4Q19 Net Sales 2,812 836 Volume 6% 17% Cement % var (l-t-l) 7% 23% Price (LC) 2% 3% Operating EBITDA 931 268 Volume (16%) (6%) Ready mix % var (l-t-l) 7% 26% Price (LC) (0%) (1%) Operating EBITDA margin 33.1% 32.1% Volume (10%) 1% Aggregates pp var (0.3pp) 0.7pp Price (LC) 7% 10% ? Continued bagged cement momentum supported by government social programs, home improvement activity and higher remittances ? Increased activity in the formal sector as the economy gradually reopens and government infrastructure projects accelerate ? Flat sequential prices in local-currency terms mainly due to geographic and product mix effect ? Higher volumes and prices, cost containment measures and tailwinds from lower fuel prices support EBITDA margin expansion Millions of U.S. dollars 14—14—

EMEAA: EBITDA growth in 4th quarter resulting from ?Operation Resilience? and volumes 2020 vs. 4Q20 vs. 2020 4Q20 2019 4Q19 Net Sales 4,417 1,192 Volume (1%) 4% Cement % var (l-t-l) (1%) 6% Price (l-t-l) (3%) (6%) Operating EBITDA 630 159 Volume (4%) 3% Ready mix % var (l-t-l) (1%) 5% Price (l-t-l) (0%) (0%) Operating EBITDA margin 14.3% 13.3% Volume (3%) 6% Aggregates pp var 0.0pp (0.2pp) Price (l-t-l) 1% 1% ? EBITDA growth driven by Israel and western European countries ? Cost containment efforts, particularly in distribution, contributing to EBITDA growth ? Volume growth in all 3 core products, with infrastructure and housing driving demand ? Higher cement prices in Europe more than offset by lower prices in Egypt and Philippines ? Well positioned for phase IV of the European Union?s Emissions Trading System, with ample carbon allowances expected to last until 2030 Millions of U.S. dollars EMEAA: Europe, Middle East, Africa and Asia region Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 15

SCAC: Improving market conditions and cost containment actions translate into 4th quarter margin expansion 2020 vs. 4Q20 vs. 2020 4Q20 2019 4Q19 Net Sales 1,456 410 Volume (8%) 6% Cement % var (l-t-l) (8%) 6% Price (l-t-l) 4% 2% Operating EBITDA 372 106 Volume (34%) (24%) Ready mix % var (l-t-l) 2% 11% Price (l-t-l) (3%) (2%) Operating EBITDA margin 25.5% 25.9% Volume (33%) (14%) Aggregates pp var 2.4pp 0.7pp Price (l-t-l) 3% (7%) ? Achieved the highest quarterly cement volumes since 2Q18 ? Despite experiencing the most severe lockdown of any region, local-currency cement prices increased 4% ? In Colombia, industry recovery continues supported by self-construction and 4G highways projects ? In the Dominican Republic, strong bagged cement performance driven by remittances ? Full year EBITDA margin increased 2.4pp mainly due to cost reduction initiatives and higher prices in LC Millions of U.S. dollars SCAC: South, Central America and the Caribbean region Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 16—16—

4Q20 Results SOLAZ LOS CABOS, MEXICO

Strong 2020 Free Cash Flow generation with record working capital days Average working capital days January—December Fourth Quarter 4Q20 4Q19 2020 2019 2020 2019 % var 2020 2019 % var Operating EBITDA 2,460 2,378 3% 644 554 16% -9 —Net Financial Expense 715 701 173 179 —Maintenance Capex 570 799 249 358 -15 -14 -18 —Change in Working Capital (114) 74 (459) (490) —Taxes Paid 160 179 45 37 Controlling Interest Net Income —Other Cash Items (net) 186 1 60 (39) US$ M —Free Cash Flow 4Q20 4Q19 2020 2019 (15) (71) (1) (18) Discontinued Operations Free Cash Flow after $70 959 695 38% 575 526 9% $143 Maintenance Capex —Strategic Capex 225 234 78 71 Free Cash Flow 734 461 59% 497 455 9% -$238 -$1,467 Millions of U.S. dollars 18—18—

Improved risk profile through decisive actions Jan-Mar Mar-Jun Jul-Currently Pre-COVID Initial COVID shock Coexisting with COVID ? Extended maturities under Facilities ? CX shares buyback ? Hard stop on non-essential Agreement ? Increased CHP expenses and capex ? Redenominated US dollar debt to MXN, ownership ? Conserved cash from Kentucky EUR, and COP ? Repaid subordinated divestment ? Debt repayment with excess cash, FCF and convertible note ? Draw down of revolving credit divestment proceeds facility and other short-term lines ? Increased CLH ownership ? Requested financial covenants easing ? Opportunistically accessed the debt capital markets ? Accessed the debt capital markets as first EM HY issuer ? Culminating in recent bond issuance at lowest yield ever since pandemic started 19—19—

No material maturities until July 2023, with a 6 year average life Proforma1 total debt excluding perpetual notes as of December 31, 2020: US$ 10,598 million 2017 Facilities Agreement Other bank debt Average life of debt: 6.2 years Fixed Income Leases 1,934 1,672 1,526 934 1,041 1,022 1,025 472 555 385 31 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 &gt;2031 Millions of U.S. dollars 1) Giving proforma effect to the following transactions: (i) Issuance in January of US$1,750 M senior secured notes at 3.875% due 2031 and (ii) redemption of the following senior secured notes in 20 February: US$1,000 M of 7.75% due 2026 and US$750 M of 5.7% due 2025—20—

Strong net debt reduction despite negative FX effect Net Debt plus perpetuals variation -1,027 -771 10,868 10,097 734 9,841 256 499 200 406 Net Debt plus Free cash Proceeds from Proceeds from Other1 Net Debt plus FX Net Debt plus perpetual notes flow in 2020 Kentucky UK divestment perpetual notes perpetual notes as of 2019 assets as of 2020 as of 2020 Consolidated 4.17x -0.10x 4.07x leverage ratio2 Millions of U.S. dollars 1) Other relates to US$83 M of CX share buybacks, US$97 M of CLH tender offer, US$99 M of financial fees/bond premiums, and others 21 2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated—21—

2021 Outlook Casa Vargas ? Quer?taro, Mexico

2021 guidance[1]

Energy cost per ton of cement produced	~10% increase
Operating EBITDA	~US$2.7 billion[2]
Capital expenditures	~US$1.1 billlion
Investment in working capital	US$100 to US$150 million
Cash taxes	~US$225 million
Cost of debt[3]	~US$615 million, a decrease of ~US$100 million

1) Reflects CEMEX's current expectations
2) Like-to-like for ongoing operations and assuming FX levels as of December 31, 2020
3) Including perpetuals

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What to expect ? Continue to co-exist with COVID-19, but not expecting 2020 level of disruption ? Material GDP recovery expected in all our major markets, with significant monetary and fiscal stimulus in US and Europe ? Most of our operations appear poised at favorable points in the cycle ? Strong end of year momentum in our two largest regions: Mexico and US ? Starting the year with supportive FX environment ? Tight supply/demand dynamics in most markets coupled with rising energy and CO2 costs should be supportive of pricing ? Advance materially on carbon reduction goals 24

Appendix DUBAI INTERNATIONAL AIRPORT, TERMINAL D, UNITED ARAB EMIRATES

Debt maturity profile as of 4Q20 Total debt excluding perpetual notes as of December 31, 2020: US$10,598 million 2017 Facilities Agreement Other bank debt Average life of debt: 5.3 years Fixed Income Leases 2,422 1,526 1,552 1,212 1,041 1,022 934 472 385 31 2021 2022 2023 2024 2025 2026 2027 2028 2029 &gt;2030 Millions of U.S. dollars 26—26—

Consolidated volumes and prices 2020 vs. 2019 4Q20 vs. 4Q19 4Q20 vs. 3Q20 Volume (l-t-l) 1% 10% 1% Domestic gray Price (USD) (2%) (1%) 1% cement Price (l-t-l) 1% 0% (2%) Volume (l-t-l) (6%) 1% 1% Ready mix Price (USD) 1% 1% 0% Price (l-t-l) 2% 0% (1%) Volume (l-t-l) (3%) 4% (1%) Aggregates Price (USD) 2% 2% (1%) Price (l-t-l) 2% 1% (2%) Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 27—27—

Additional information on debt and perpetual notes MXN 4% Fourth Quarter Third Quarter Other 2020 2019 % var 2020 9% Total debt1 10,598 11,213 (5%) 13,310 Currency Euro Short-term 4% 8% 22% denomination 23% U.S. Long-term 96% 92% 78% dollar Perpetual notes 449 443 1% 446 64% Total debt plus perpetual notes 11,047 11,656 (5%) 13,756 Cash and cash equivalents 950 788 21% 3,453 Net debt plus perpetual notes 10,097 10,868 (7%) 10,303 Consolidated funded debt2 10,254 10,524 (3%) 10,337 Variable 2 17% Consolidated leverage ratio 4.07 4.17 4.27 2 Interest rate3 Consolidated coverage ratio 3.82 3.86 3.69 Fixed 83% Millions of U.S. dollars 1) Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 28 3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million—28—

Additional information on debt Total debt1 by instrument 16% Fourth Quarter Third Quarter 2020 % of total 2020 % of total Fixed Income 6,480 61% 8,337 62% 2017 Facilities Agreement 2,383 23% 3,280 25% 23% Others 1,736 16% 1,693 13% 61% Total Debt 1 10,598 13,310 Millions of U.S. dollars 1) Includes leases, in accordance with IFRS 29—29—

4Q20 volume and price summary: selected countries/region Domestic gray cement Ready mix Aggregates 4Q20 vs. 4Q19 4Q20 vs. 4Q19 4Q20 vs. 4Q19 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 17% (3%) 3% (6%) (7%) (1%) 1% 3% 10% U.S. 15% (2%) (2%) 6% (1%) (1%) 7% (3%) (3%) Europe (2%) 8% 3% (2%) 7% 2% 2% 6% 2% Israel N/A N/A N/A 10% 5% (0%) 19% 5% 0% Philippines (9%) (2%) (7%) N/A N/A N/A N/A N/A N/A Colombia (7%) (2%) 5% (13%) (6%) 1% (1%) (23%) (17%) Panama (35%) (4%) (4%) (56%) (8%) (8%) (57%) (12%) (12%) Costa Rica (3%) (7%) (0%) (17%) (11%) (5%) (75%) 133% 149% Dominican Republic 13% 6% 17% (58%) (3%) 8% (42%) (22%) (14%) Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates 30—30—

2020 volume and price summary: selected countries/region Domestic gray cement Ready mix Aggregates 2020 vs. 2019 2020 vs. 2019 2020 vs. 2019 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 6% (8%) 2% (16%) (10%) (0%) (10%) (3%) 7% U.S. 8% 0% 0% 1% 1% 1% 4% (1%) (1%) Europe 0% 3% 2% (8%) 3% 1% (6%) 3% 1% Israel N/A N/A N/A 8% 4% (0%) 12% 7% 3% Philippines (11%) (2%) (6%) N/A N/A N/A N/A N/A N/A Colombia (17%) (4%) 8% (26%) (9%) 2% (25%) (16%) (6%) Panama (55%) (6%) (6%) (70%) (7%) (7%) (66%) (10%) (10%) Costa Rica (11%) (5%) (5%) (20%) (8%) (8%) (71%) 111% 109% Dominican Republic (5%) 4% 15% (42%) (4%) 5% (42%) (7%) 3% Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates 31—31—

2021 expected volume outlook[1]: selected countries

	CEMENT	Ready Mix	Aggregates
CEMEX	+1% to +3%	+1% to +3%	+1% to +3%
Mexico	+2% to +5%	+8% to +12%	+8% to +12%
USA	+1% to +3%	+1% to +3%	+1% to +3%
Europe	(1%) to +1%	0% to +2%	0% to +2%
Colombia	+9% to +11%	+17% to +19%	NA
Panama	+26% to +28%	+85% to +89%	NA
Costa Rica	0% to +2%	+10% to +12%	NA
Dominican Republic	+3% to +5%	(11%) to (13%)	NA
Israel	NA	(2%) to (4%)	(2%) to (4%)
Philippines	+4% to +6%	NA	NA

1) Reflects CEMEX's current expectations. Volumes on a like-to-like basis

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Definitions SCAC South, Central America and the Caribbean EMEAA Europe, Middle East, Africa and Asia Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company?s operational continuity. These include capital Maintenance capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory expenditures capital expenditures, which are projects required to comply with governmental regulations or company policies Net Promoter Score (NPS) A core KPI that helps us to systematically measure our customer loyalty and satisfaction Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital Investments incurred with the purpose of increasing the company?s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation 33—33—

Contact Information Investors Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1